

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Joseph Squicciarino
Chief Financial Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620

Re: King Pharmaceuticals, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2009
   File No. 001-15875

Dear Mr. Squicciarino:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief